UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

Specialized Disclosure Report

PERCEPTRON, INC.

(Exact name of registrant as specified in its charter)

Michigan	0-20206	38-2381442
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or	File Number)	Identification No.)
organization)

47827 Halyard Drive, Plymouth, MI		48170-2461
(Address of principal executive offices)		(Zip Code)

Jeffrey M. Armstrong (734) 414-6100

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2014 to December 31, 2014.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

The Company has filed a Conflict Minerals Report, which appears as Exhibit 1.01 hereto and is publicly available at http://www.perceptron.com under the Investors tab.

Item 1.02 Exhibit

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 hereto.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

PERCEPTRON, INC.
(Registrant)

Date: June 1, 2015	/s/ Jeffrey M. Armstrong
By: Jeffrey M. Armstrong
Title: President, Chief Executive Officer

EXHIBIT INDEX

Exhibit

Number	Description

1.01	Conflict Minerals Report